UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

October 29, 2010

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Crucell NV
(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands
(Address of principal executive offices)

000-30962
(Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

PRESS RELEASE

Crucell Puts Temporary Hold on Shipments of
Quinvaxem® and Hepavax-Gene®

Leiden, the Netherlands (October 28, 2010) – Dutch biopharmaceutical company Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) today announced that it has put a temporary hold on all shipments of its fully liquid pentavalent vaccine Quinvaxem® and its hepatitis B vaccine Hepavax-Gene® as the sterile operation of its Shingal facility in Korea may have been compromised during recent operations.  The Shingal facility was already scheduled to be vacated next year. The operations in our new Incheon facility are not affected.

Currently the situation is being investigated. As a precautionary measure, Crucell has imposed a hold on all material currently held on stock.  Crucell expects to resume shipping before the end of November when results of the investigation are expected to be available.

There are no concerns in terms of product safety in relation to the use of any of the vaccines that have already been distributed. All products currently in the market were manufactured in compliance with GMP regulations and have passed all release tests, including, without exception, all sterility analyses.

Due to the investigation and current production stop of Quinvaxem® and Hepavax-Gene® Crucell anticipates that in the period up to and including January 2011 new shipments of Quinvaxem® and Hepavax-Gene® shall be limited. As of February 2011 full availability is expected. Crucell is working with its customers and stakeholders to ensure uninterrupted execution in-country immunization programs.

As a result of the abovementioned, the financial outlook for 2010, given in August, no longer holds. Crucell will inform the market as soon as more clarity on the financial impact is obtained.

This manufacturing issue is not uncommon to the biologics industry and generally resolved without lengthy operational disruptions. Pending the investigation outcome, Crucell has suspended the manufacturing operations in the Shingal site. Crucell is positive it shall be able to resolve the situation and estimates it can resume manufacturing as early as November 2010.

Crucell remains confident in the safety and quality of Quinvaxem® and Hepavax-Gene® and the contribution of these vaccines in protecting children against five important infectious diseases.

About Crucell

Crucell N.V. (NYSE Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharmaceutical company focused on research development, production and marketing of vaccines, proteins and antibodies that prevent and/or treat infectious diseases. In 2009 alone, Crucell distributed more than 115 million vaccine doses in more than 100 countries around the world, with the vast  majority of doses (97%) going to developing countries. Crucell is one of the major suppliers of vaccines to UNICEF and the developing world. Crucell was the first manufacturer to launch a fully-liquid pentavalent vaccine. Called Quinvaxem®, this innovative combination vaccine protects against five important childhood diseases. Over 130 million doses have been sold since its launch in 2006 in more than 50 GAVI countries. With this innovation, Crucell has become a major partner in protecting children in developing countries. Other products in Crucell's core portfolio include a vaccine against hepatitis B and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as an oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. The Company licenses its PER.C6® technology and other technologies to the biopharmaceutical industry. Important partners and licensees include Johnson & Johnson, DSM Biologics, sanofi-aventis, Novartis, Wyeth, GSK, CSL and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with offices in China, Indonesia, Italy, Korea, Malaysia, Spain, Sweden, Switzerland, UK, the USA and Vietnam. The Company employs over 1300 people. For more information, please visit www.crucell.com.

Forward-looking statements

This press release contains forward-looking statements that involve inherent risks and uncertainties.  We have identified a number of important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the US Securities and Exchange Commission on April 7, 2010, in the section entitled ‘Risk Factors’. The Company prepares its financial statements under International Financial Reporting Standards (IFRS).

For further information please contact:

Oya Yavuz

Vice President Corporate Communications & Investor Relations
Tel. +31 (0)71 519 7064
ir@crucell.com
www.crucell.com

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Crucell NV (Registrant)

October 29, 2010 (Date)	/s/ OYA YAVUZ Oya Yavuz Vice President Corporate Communications and Investor Relations